FOURTH AMENDMENT TO THE

FIRST AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

OF

AMR ASSOCIATES, L.P.

This "Fourth Amendment," dated as of March 12, 2025, to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. dated December 8, 2021, as amended by that First Amendment (the "First Amendment") thereto dated December 8, 2021, the Second Amendment ("Second Amendment") thereto dated August 8, 2023, and the Third Amendment ("Third Amendment") thereto dated June 13, 2024 (the First Amended and Restated Limited Partnership Agreement as amended by the First Amendment thereto, the Second Amendment thereto, and the Third Amendment thereto is hereinafter referred to as the "Partnership Agreement"), is made by and among the General Partners of AMR Associates, L.P., a Delaware limited partnership (the "Partnership").

RECITALS:

WHEREAS, on March 12, 2025, Alfred M. Rankin, Jr., as Trustee of the Alfred M. Rankin, Jr. Main Trust u/a/d September 28, 2000, as amended, made a capital contribution to the Partnership in exchange for a 5.66373416% Partnership Interest and Partnership Percentage representing an interest as a Limited Partner in the Partnership (the "Contribution"); and

WHEREAS, the General Partners desire to amend Schedule A and Schedule B to the Partnership Agreement to reflect the ownership of Partnership Interests after the Contribution.

AGREEMENTS:

In consideration of the mutual promises, covenants and agreements set forth in this Fourth Amendment, the General Partners of the Partnership, pursuant to the power granted to them under Section 12.7 of the Partnership Agreement, agree as follows:

1.   Schedule A and Schedule B to the Partnership Agreement are amended and restated in their entireties as set forth in Schedule A and Schedule B attached hereto.

2.   This Fourth Amendment shall be (and hereby is) incorporated into and made a part of the Partnership Agreement. Except as expressly amended hereby, the Partnership Agreement shall be and remain in full force and effect. This Fourth Amendment is specific and limited to the matters expressly stated herein. On and after the date of this Fourth Amendment, each reference in the Partnership Agreement to "this Agreement," "hereunder," "hereof" or words of like import referring to the Partnership Agreement shall mean and refer to the Partnership Agreement as amended hereby. Capitalized terms used but not defined herein have the meanings ascribed to them in the Partnership Agreement.

3.   This Fourth Amendment shall be governed by and construed in accordance with the laws of the State of Delaware.

4.   This Fourth Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A DocuSign or Adobe PDF copy of any such signed counterpart shall be treated and shall have the same force and effect as an originally signed counterpart.

[Signature page follows]

4913-4914-5638.2

SIGNATURE PAGE

IN WITNESS WHEREOF, the General Partners have hereunto set their hands and seals as of the day and year first above written.

GENERAL PARTNERS

2012 Helen R. Butler Trust u/a/d June 22, 2012

Signed by:

Helen R. Butler

AABD4FB1D25D4C2...

Helen R. Butler, Trustee

2012 Clara R. Williams Trust u/a/d June 22, 2012

DocuSigned by:

Clara R. Williams

BBE627368F22438...

Clara R. Williams, Trustee

3

[Signature Page to the Fourth Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P.]

4913-4914-5638.2

SCHEDULE A

PARTNERS/CAPITAL ACCOUNT/PARTNERSHIP PERCENTAGE

General Partners	General Partnership Interest Capital Account	Partnership Percentage
2012 Helen R. Butler Trust u/a/d June 22, 2012	As set forth in the books and records of the Partnership	0.38535040%
2012 Clara R. Williams Trust u/a/d June 22, 2012	As set forth in the books and records of the Partnership	0.38535040%

Limited Partners	Limited Partnership Interest Capital Account	Partnership Percentage
2012 Helen R. Butler Trust u/a/d June 22, 2012	As set forth in the books and records of the Partnership	45.03477084%
2012 Clara R. Williams Trust u/a/d June 22, 2012	As set forth in the books and records of the Partnership	45.03477084%
Clara Rankin Butler 2002 Trust u/a/d November 5, 2002	As set forth in the books and records of the Partnership	0.58267056%
Griffin Bedwell Butler 2002 Trust u/a/d November 5, 2002	As set forth in the books and records of the Partnership	0.58267056%
Margo Jamison Victoire Williams 2004 Trust u/a/d December 10, 2004	As set forth in the books and records of the Partnership	0.58267056%
Helen Charles Williams 2004 Trust u/a/d December 10, 2004	As set forth in the books and records of the Partnership	0.58267056%

Limited Partners	Limited Partnership Interest Capital Account	Partnership Percentage
HRB 2020 GST Trust for Clara R. Butler u/a/d December 22, 2020	As set forth in the books and records of the Partnership	0.29133528%
HRB 2020 GST Trust for Griffin B. Butler u/a/d December 22, 2020	As set forth in the books and records of the Partnership	0.29133528%
CRW 2020 GST Trust for Margo J. V. Williams u/a/d December 23, 2020	As set forth in the books and records of the Partnership	0.29133528%
CRW 2020 GST Trust for Helen C. Williams u/a/d December 23, 2020	As set forth in the books and records of the Partnership	0.29133528%
Alfred M. Rankin, Jr. Main Trust u/a/d September 28, 2000, as amended	As set forth in the books and records of the Partnership	5.66373416%